NAME OF REGISTRANT: Chevron Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 8 on Chevron Corporation 2017 Proxy Statement: Report on Transition to Low Carbon Economy Chevron Corporation Symbol: CVX Filed by: As You Sow & Arjuna Capital

Dear Chevron Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 8 on the proxy card, which asks the Company to plan for how it will successfully transition to a low carbon economy by evaluating a range of feasible alternatives. The proposal makes the following specific request:

RESOLVED: Shareholders request that Chevron issue a report assessing how it can respond to climate change and the resultant transition to a low carbon economy by evaluating the feasibility of altering the company’s energy mix by separating or selling it highest carbon-risk assets, division, and subsidiaries and/or buying or merging with companies with outstanding assets or technologies in low carbon or renewable energy.

A vote FOR this proposal is warranted given the transition to a low carbon energy market is already occurring, alternative energy sources are increasingly cost competitive, and trends to reduce global demand for carbon-based energy are accelerating. A failure to realistically plan for this transition may place investor capital at substantial risk.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1)
Continuing to invest in high cost fossil fuel reserves in the face of disruptive technology development, global climate change, and the Paris Climate Agreement is no longer a prudent path forward for Chevron and its investors. In an increasingly competitive energy market, where low carbon energy sources will be prioritized, our Company must examine a range of strategies for remaining competitive.

2)
Business as usual has been an ineffective strategy for Chevron. Chevron’s historic capital spend on high cost, high carbon assets has eroded profitability and increased Chevron’s risk profile, making the Company increasingly vulnerable to competition from lower cost, lower carbon energy sources. Chevron’s 2016 ROE and ROIC are at historic lows.

3)	A variety of feasible options are available to Chevron to compete effectively in an increasingly carbon constrained economy, which should be fully evaluated and disclosed.

Chevron Memo
Proxy Item 8

4)	Chevron has not sufficiently addressed the issues raised in this proposal. Its current analysis is not adequately forward-looking and fails to address a sufficient range of options.
___________________________________________________________________________

1)
Continuing to invest in high cost fossil fuel reserves in the face of disruptive technology development, global climate change, and the Paris Climate Agreement, is no longer a prudent path forward for Chevron and its investors.

Government policies, including fuel efficiency requirements, carbon pricing, and carbon standards can adversely affect demand for oil and gas, speeding the transition to a low carbon economy. The Paris Agreement’s goal of less than 2-degrees warming reinforces this transition. These combined changes raise questions regarding the viability of continued investments in high cost, unconventional reserve assets.

In 2016, the Economist reported in an article entitled “Not-so-Big Oil,” that “the supermajors are being forced to rethink their business model.”1 Shareholders agree. In an increasingly competitive energy market, companies must rethink investments in high cost, high carbon oil assets, which are expensive to develop and must increasingly compete with disruptive low carbon technologies and energy sources.

As costs for renewable energy fall and the carbon content of energy takes on increased urgency for producers and consumers, fossil-fuel based energy sources—including natural gas—are likely to become less competitive:

"Given the installed costs and the performance of today’s renewable technologies, and the costs of conventional technologies, the fact is this: renewable power generation is increasingly competing head-to-head with fossil fuels, without financial support . . . ."2

Costs for electric vehicles and battery storage technology are also declining rapidly. In October 2016, Fitch Ratings predicted that electric cars will be a “resoundingly negative” threat to the oil industry and urged energy companies to plan for “radical change.”3

The pace of renewable energy adoption has historically beat government and company projections by significant percentages. When companies rely substantially on such projections, rather than running a number of scenarios predicting much faster uptake, the potential for stranding of long-lived assets increases. Citibank estimates that unburnable fossil fuel reserves could amount to over $100 trillion in stranded assets out to 2050 if the global community meets its Paris commitments.

1 http://www.economist.com/news/business/21698305-supermajors-are-being-forced-rethink-their-business-model-not-so-big-oil?fsrc=rss
2 “Renewable Energy’s Increasingly Competitive Credentials,” HSBC Newsletter (April, 2017) http://www.gbm.hsbc.com/solutions/sustainable-financing/edition4-newsletter-april-2017/renewable-energys-increasingly-competitive-credentials (citing U.N. Chronicle 2015, https://unchronicle.un.org/article/how-renewable-energy-can-be-cost-competitive).
3 “Electric Cars Pose ‘Resoundingly Negative’ Threat to Oil Majors – Report,” Pilita Clark, Financial Times, (Oct. 2016), https://www.ft.com/content/8fcb287c-498e-32ed-b673-bda6f4169d11.

Chevron Memo
Proxy Item 8

On the other hand, the Carbon Tracker Initiative estimates that the oil majors’ combined upstream assets would be worth $140 billion more if they choose to undertake projects on the low end of the cost curve that are consistent with a 2-degree demand level.4 Significantly, even if the price ofoil were to rise to just below $120/bbl (a scenario that remains unlikely), investments in 2-degree compliant projects would still render upstream assets worth more than under a business as usual approach.5

2)	Historic levels of capital spend on high cost, high carbon assets has eroded profitability and Chevron’s risk profile. Business as usual has been an ineffective strategy for Chevron.

Chevron’s historic capital spend on high cost, high carbon assets has eroded profitability and increased Chevron’s risk profile, making the company vulnerable to a downturn in fossil fuel demand and continued low oil prices.6 Chevron’s 2016 ROE and ROIC are at historic lows. From 2005 to 2016 Chevron’s capital expenditures have more than doubled. This precipitous rise in spend on high cost, high carbon projects has contributed to a -143% drop (2006-2016) in Chevron’s operating profit margins. Significantly, ROIC for the majors was cut in half even before the oil price decline, as noted in the Financial Times:

The average return on capital of the largest European and US oil companies dropped from 21 per cent in 2000 to 11 per cent in 2013, even though the average price of benchmark Brent crude rose from $29 to $109 in the same period... Even when crude was at those higher levels the financial performance of the large international oil companies was unimpressive.7 (emphasis added)

Chevron’s ROIC, which measures how efficient a company is at earning cash flow from investment projects sits at a historic low. This trend will only be exacerbated by a growing demand for low carbon energy.

3)	A variety of feasible options are available to Chevron to compete effectively in an increasingly carbon constrained world, which should be fully evaluated and disclosed.

Investors ask that Chevron analyze the feasibility of a range of options designed to help the company remain competitive, viable, and able to transition its business successfully in an increasingly low carbon economy. Despite Chevron’s optimistic assumption that creating efficiencies will prove sufficient, shareholders ask Chevron to develop a plan outlining options for more fundamental changes and report to shareholders on a range of responsive actions. Such options, for instance, might include an analysis of diversifying its energy portfolio beyond oil and gas. Competitor companies such as Total S.A. and Statoil have already begun to diversify, investing in solar companies and other renewable energy sources. Buying or investing in low carbon, renewable energy, not only provides the benefit of diversification, but also provides new jobs and stimulus to local economies.

Chevron should also evaluate the potential of shrinking the company’s carbon-based assets, including reducing investments in high-cost, high-carbon projects, reinvesting in higher growth and more competitive alternative energy sources, developing capacity internally, undertaking an M&A approach, or returning more capital to shareholders.

4 “Sense and Sensitivity: Maximising Value with a 2D Portfolio,” http://www.carbontracker.org/report/fossil-fuels-stress-test-paris-agreement-managed-decline/
5 Id.
6 See “Unconventional Risks: the Growing Uncertainty of Oil Investments,” As You Sow (2016), http://www.asyousow.org/ays_report/unconventional-risks-the-growing-uncertainty-of-oil-investments/
7 “Oil companies seek lasting cost cuts after crude price plunge,” Ed Crook, Financial Times (April 2017), https://www.ft.com/content/1e4570d0-ea5d-11e4-96ec-00144feab7de

Chevron Memo
Proxy Item 8

4)
The Company’s Opposition Statement:  Chevron has not sufficiently addressed the issues raised in this proposal. Its current analysis is not adequately forward-looking and fails to address a sufficient range of options.

Chevron argues that Proponents are seeking curtailment of all production of fossil fuels by the Company. This is not the case. As noted above, we believe there is a range of oil and gas projects that is appropriate and profitable even under a 2-degree scenario. We ask that the company analyze, assess feasibility, and seek out this range of options for shedding its highest carbon-risk assets.

Chevron argues that a decrease in overall fossil fuel emissions is not inconsistent with continued or increased fossil fuel production by the most efficient producers. Focusing strictly on efficiency is insufficient to ensure our company thrives in a carbon-constrained market. Most oil and gas producers will be focused on efficiency, thus a competitive advantage through this method is not assured. The Company also fails to consider threats from more competitive low carbon technologies or consumer preference for non-fossil fuel based technologies. In addition to efficiency, Chevron should demonstrate it has examined a range of business models that would be successful in a rapidly changing energy market.

Chevron argues that it has “a variety of strategy, planning, and risk management processes and systems in place” and has “considered portfolio and investment options that enhance our competitive position.” While most companies have risk management processes in place, this Proposal asks the Company to undertake an evaluation that goes beyond standard risk management practices to consider how it might operate successfully under dramatically changed circumstances. The Company has not yet undertaken this analysis. Chevron’s most recent report references only a single scenario analysis – the IEA 450 scenario –and fails to provide sufficient detail about the Company’s assumptions and conclusions under that scenario, including whether it has developed plans in line with that scenario. The Company does not identify what it considers to be “high cost” assets under the IEA 450 scenario that might be affected and does not discuss how its portfolio is positioned under that scenario. The company fails to assess a range of other potential scenarios, including competition from new technologies or significantly changed consumer demand for fossil fuel based energy, and how its business model changes under such scenarios. The company’s analysis also lacks specific timelines, making it impossible for shareowners to gauge the Company’s long-term resilience. Since a carbon-constrained future is unlike any past events, we do not believe the Company’s current modelling is sufficiently predictive of likely future changes. If it is, the Company has failed to demonstrate how or why.

In sum, the Company’s most recent carbon risk report, while an important first step, does not demonstrate a range of operations for the Company that are compatible with a deeply carbon constrained and quickly changing energy market. Shareowners believe the analysis requested in this Proposal must be performed and that the Board should report to shareholders on its outcome, providing sufficient detail for shareholders to understand whether our Company is prepared to compete successfully as new low-carbon technologies and regulations come online.

Chevron Memo
Proxy Item 8

Conclusion

Every oil and gas company, including Chevron, must begin planning a way forward in this new energy economy. A failure to do so signals to investors that our company is not adequately prepared for a rapidly changing energy market. Implementing this Proposal is a prudent path forward for the Company and is in the best interest of shareholders.

Please contact Danielle Fugere (510) 735-8141 or Natasha Lamb at 978-740-0114 (natasha@arjuna-capital.com) for additional information.

This document is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; As You Sow is not able to vote your proxies, nor does this communication contemplate such an event.

The Proponents urge shareholders to vote for Item number 8 following the instruction provided on management’s proxy mailing.